ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Held Company NIRE 35300010230

Tier 2 Subordinated Financial Bills

Itaú Unibanco Holding S.A. ("Company") announces to the market that it has issued Tier 2 Subordinated Financial Bills ("Financial Bills") in the total amount of R$3.1 billion, in negotiations with professional investors. These Financial Bills have maturity in 2034, with a repurchase option from 2029 subject to prior authorization from the Central Bank of Brazil. In accordance with Resolution No. 122 of the Central Bank of Brazil, Financial Bills will compose the Tier 2 Capital of the Company's Referential Equity with an estimated impact of 24 basis points (base: June 2024) on its Tier 2 capitalization ratio.

São Paulo (SP), August 22, 2024.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer